August 3, 2007

(312) 344-4380
Ms. Jennifer Monick
Staff Accountant
Division of Corporate Finance
Unites States Securities and Exchange Commission
450 Fifth Avenue, N. W.
Washington, D.C. 20549-0405

Re:	First Industrial Realty Trust, Inc.
Form 10-K for the year ended December 31, 2006
Form 8-K Filed April 30, 2007
File No. 1-13102

Dear Ms. Monick:

First Industrial Realty Trust, Inc. (“First Industrial”) has carefully considered each of the comments in your letter dated July 3, 2007, and at the request and on behalf of First Industrial, I respectfully provide First Industrial’s responses below.  For your convenience, I have reproduced each comment from your letter immediately before the response to that comment.

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.
We note that you did not discuss liquidity and capital resources for the year ended December 31, 2005, specifically for operating, investing and financing activities.  Please explain how you have complied with Item 303 of Regulation S-K in determining that it was not necessary to provide a discussion of liquidity and capital resources for all periods presented in your financial statements.

Response: First Industrial understands Item 303(a)(1) and (2) of Regulation S-K to require a discussion of liquidity and capital resources at the end of the most recent period presented in relation to future liquidity and capital requirements.  First Industrial notes that Item 303(a)(1) asks registrants to:  “Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in...[changes in liquidity].” Similarly, Item 303(a)(2) refers to:  “commitments for capital expenditures as of the end of the latest fiscal period...” and calls for discussion of “the anticipated source of funds needed to fulfill such commitments...”.  First Industrial  also notes the language of SEC Release No. 34-26831, which states:  “Registrants are expected to use the statement of cash flows, and other appropriate indicators, in analyzing their liquidity, and to present a balanced discussion dealing with cash flows from investing and financing activities as well as from operations. This discussion should address those matters that have materially affected the most recent period presented but are not expected to have short or long-term implications, and those matters that have not materially affected the most recent period presented but are expected materially to affect future periods.” (all emphasis above added).

Financial Statements

Report of Independent Registered Public Accounting Firm, page 56

2.
We note you include opinions and consents from PricewaterhouseCoopers LLP here and in your Form 8-K filed April 30, 2007, which do not appear to be signed by PricewaterhouseCoopers  LLP.  In future filings, please request that your auditors include evidence that their opinions and consents are signed.

Response: In future filings, First Industrial will ensure our auditors name includes the “/s/” reference to evidence their signature.

Consolidated Statements of Operations, page 59

3.	Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically address classifying the gain on sale of real estate below income from discontinued operations.

Response: First Industrial understands Rule 3-15, a special provision for real estate investment trusts, to require the following additional captions between those required by Rules 5-03.15 and 16: (i) income or loss before gain or loss on sale of properties, extraordinary items and cumulative effects of accounting changes, and (ii) gain or loss on sale of properties, less applicable income tax.  The gain on sale of real estate shown below income from discontinued operations on First Industrial’s statements of operations are gains related to sales of land parcels and properties that do not meet the requirements of discontinued operations in accordance with

FASB No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Consolidated Statement of Cash Flows, page 62

4.
We note that you made distributions on common stock well in excess of cash flow from operating activities during the year ended December 31, 2006. Please discuss the source(s) of these distributions, within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future.

Response: Included in First Industrial’s Form 10-Q filings for June 30, 2006, September 30, 2006 and March 31, 2007, First Industrial noted that it anticipated meeting it’s short term liquidity needs (funding normal recurring expenses, debt service requirements and the minimum distribution required to maintain the Company’s REIT qualification under the Internal Revenue Code) by cash flows from both operating and investment activities.  Investment activities include gains from the sale of industrial properties, which is an active part of First Industrial’s business strategy. The investment activities wording was erroneously not carried forward in First Industrial’s Form 10-K filing for the year ended December 31, 2006.  First Industrial will ensure that it includes this wording in future Form 10-K filings.

Notes to Consolidated Financial Statements

Note 5, Mortgage Loan Payable, Net, Senior Unsecured Debt, Net and Unsecured Lines of Credit

Senior Unsecured Debt, Net, page 75

5.
We note you entered into capped call transactions, and recorded your payment of $6.8 million as a reduction in equity. Please tell us your basis for your current accounting treatment of the capped call transaction and how you considered the guidance in EITF 00-19.  Within your response, specifically tell us how you will settle these transactions.

Response: First Industrial will account for the capped call as a reduction to equity, and subsequent changes in fair value will not be recognized as long as the contracts continue to be classified as equity.  The capped call will be net share settled. First Industrial’s assessment under EITF 00-19 “Accounting for Derivative

Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” is as follows:

EITF 00-19 Provisions	Contract Terms	Conclusion
1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company. [EITF 00-19.8 and 27-28]

The Capped Call agreement requires net share settlement.  Cash settlement is not an option, except for in lieu of fractional shares as JP Morgan and Wachovia would be unable to deliver fractional shares.
The Capped Call is settled in shares; no provisions exist that could require net-cash settlement. EITF 00-19.8 and EITF 00-19.27-28 is satisfied.

2. The contract must permit the Company to settle in unregistered shares. [EITF 00-19.14-18]	The Capped Call agreement permits settlement in shares with no specification for registered shares.	EITF 00-19.14-.18 is satisfied.

3. The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. [EITF 00-19.19]
	Not applicable as First Industrial is not required to deliver shares under the Capped Call agreement. Only the counterparty is required to deliver shares under the Capped Call agreement.	EITF 00-19.19 is not applicable to the Capped Call.
4. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. [EITF 00-19.20-24]	Not applicable as First Industrial is not required to deliver shares under the Capped Call agreement. Only the counterparty is required to deliver shares under the Capped Call agreement.	EITF 00-19.20-24 is not applicable to the Capped Call.

5. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. [EITF 00-19.25]	There is no required cash payment in the event the Company fails to make timely filings with the SEC.	EITF 00-19.25 is satisfied.
6.  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).  [EITF 00-19.26]
	The Capped Call agreement does not contain this or similar terms.	EITF 00-19.26 is satisfied.

7. There are no provisions that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. [EITF 00-19.29-31]	There are no such provisions.	EITF 00-19.29-31 is satisfied.

8. There is no requirement in the contract to post collateral at any point or for any reason. [EITF 00-19.32]	The Capped Call agreement does not contain this or similar terms.	EITF 00-19.32 is satisfied.

Note 18, Pro Forma Financial Information (unaudited), page 97

6.
Please tell us management’s basis for excluding acquisitions from your pro forma results which were leased back to the seller.  Additionally, please address the same exclusion from your pro forma financial statements provided in your April 30, 2007 Form 8-K.

Response: To prepare the pro forma financial information for the Form 8-K, management reviewed Rule 3-05 and Rule 3-14 of Regulation S-X. To determine what acquisitions should be included in the pro forma financial information, management looked to Rule 11-01(d) of Regulation S-X (referenced within Rule

3-05 as the guidance in determining whether a “business” has been acquired).   Management made the decision to exclude acquisitions which were leased back to the seller from our pro forma results as Rule 11-01(d) references the term business as “revenue producing activities.” Management analogized the term, “revenue producing activity”, to an “operating property” in terms of real estate.

To prepare the pro forma financial information for the Form 10-K, management reviewed FASB No. 141. To determine what acquisitions should be included in the pro forma financial information, management looked to EITF 98-3 (referenced in footnote four in FASB no. 141) for the definition of a “business”. EITF 98-3 states, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” Management made the same conclusion as above, and analogized the definition “…for the purpose of providing a return to investors”, to an “operating property” in terms of real estate.

As these properties that are leased back to the seller were not revenue producing while owned by the seller (there was no lease in place as the seller occupied the building), management deemed the properties not to be operating properties.  The pro forma financial information presented within the Form 8-K filed April 30, 2007 and the pro forma footnote within the footnotes to the financial statements of the Registrant’s Form 10-K included only those properties that management considered to be “operating”.

Schedule III, page S-1

7.
We note you have provided schedule III for your real estate assets.  It does not appear you have all the required items in your schedule, specifically the date acquired column and depreciable lives information. We also note you have not segregated your acquisitions, construction costs and improvements on page S-33.  Refer to Rule 5-04 of Regulation S-X.

Response:  Management has reviewed Rule 5-04 and Rule 12-28 of Regulation S-X and agrees with your comment that our current presentation excludes the required column which shows the date acquired column for each building.  First Industrial will include the date acquired column or date constructed column in future Form 10-K filings.  Management also agrees with your comment that a column including information about depreciable lives is required. It was management’s intent to include such information, as it has been included in all of the past Form 10-K filings of First

Industrial, but a typographical error occurred and the footnote “o” which is referenced was erroneously replaced with another footnote.  Footnote “o” should have been presented as follows:

(o)	Depreciation is computed based upon the following estimated lives:

Buildings, Improvements	20 to 50 years
Tenant Improvements, Leasehold Improvements	Life of lease
Furniture, Fixtures and Equipment	5 to 10 years

The above information about depreciable lives was properly  included in footnote 2 to the financial statements of the Form 10-K.  First Industrial will ensure future Form 10-K filings include the information above within Schedule III.  Management agrees that our filing consolidates its acquisitions, construction costs and improvements into one line item on page S-33.  In future Form 10-K filings, First Industrial will break out information pertaining to acquisitions into a line item separate from construction costs and improvements.

Form 8-K filed April 30, 2007

Pro Forma Financial Information, page 50

8.
We note you have an adjustment for income tax expense allocable to continuing operations. Please tell us and disclose the nature of this adjustment and how you complied with Article 11 of Regulation S-X for determining the amount of this adjustment.

Response:

First Industrial included an adjustment for income tax expense based on its interpretation of Rule 11-02(a), which provides that  “Pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Such statements should assist investors in analyzing the future prospects of the registrant because they illustrate the possible scope of the change in the registrant's historical financial position and results of operations caused by the transaction.”  As the impact of the pro forma adjustments associated with the properties owned by First Industrial’s taxable REIT subsidiary (the “TRS”) had a material impact on income tax expense, management determined that including such adjustment in the pro forma financial statements would be beneficial to investors. First

Industrial calculated the income tax adjustment by multiplying the TRS’s effective tax rate (which approximated the statutory rate) for the applicable year by the sum of the pro forma adjustments for the TRS.

9.
Please tell us why it is appropriate to adjust the historical statements of operations for interest expense and preferred dividends related to your 2016 notes, 2011 exchangeable notes, series j preferred stock, and series k preferred stock, as they do not appear to be directly attributable to the acquisition of these properties.

Response:
Similar to our response for comment 8, First Industrial included an interest expense adjustment and preferred dividend adjustment based on its interpretation of Rule 11-02(a),  “Pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Such statements should assist investors in analyzing the future prospects of the registrant because they illustrate the possible scope of the change in the registrant's historical financial position and results of operations caused by the transaction.” While the financing transactions you cited in your comment were not directly related to a specific property acquisition, First Industrial determined that these financing transactions would also have had to occur as of the beginning of the year in order to finance the acquisition of the properties in the aggregate.  Accordingly, management made a pro forma adjustment based on its actual financing activities, including the applicable interest expense and preferred dividend adjustments to the pro forma financial information.

10.
We note you did not include a pro forma adjustment for straight-line rental revenue to re-set each tenant lease term to January 1, 2006.  Please tell us how you complied with Article 11 of Regulation S-X or tell us why you believe it was not necessary to include such an adjustment.

Response: Within the rental income line item of the pro forma financial information, straight-line rental revenue was included, consistent with straight-line rent the seller would have recorded. Management did assess the materiality of re-setting the tenant leases as of January 1, 2006 for purposes of calculating straight-line rent and concluded the adjustment to be less than $50,000.   Due to this immateriality, First Industrial elected not to include the pro forma adjustment.

In connection with responding to the above comments, First Industrial hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and First Industrial may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about any of First Industrial’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.

Sincerely,

/s/ Scott A. Musil
Scott A. Musil
Chief Accounting Officer

cc:           Michael J. Havala (First Industrial)
John Clayton, Esq. (First Industrial)
Ian Nelson (PwC)